Chief Financial Officer

March 16, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2017 of TOTAL S.A.

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TOTAL S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 16, 2018.

Sincerely,

TOTAL S.A.

By:	/s/ PATRICK DE LA CHEVARDIERE
Name:	Patrick de La Chevardière
Title:	Chief Financial Officer

Postal address: 2 place Jean Millier - La Défense 6 - 92078 Paris La Défense Cedex - France

Tel.: +33 (0) 1 47 44 45 46

TOTAL S.A.

Société Anonyme with a share capital of 6,584,000,282.50 euros

Registered office: 2 place Jean Millier - La Défense 6 - 92400 Courbevoie - France

542 051 180 RCS Nanterre